EXHIBIT 23.1

Independent Auditors’ Consent

The Board of Directors

Markel Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 of Markel Corporation of our report dated January 31, 2003, except for note 23, which is as of February 25, 2003, with respect to the consolidated balance sheets of Markel Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2002, which report appears in the December 31, 2002 annual report on Form 10-K of Markel Corporation. Our report refers to a change in accounting for goodwill in 2002.

/s/    KPMG LLP

Richmond, Virginia

August 4, 2003